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                                                                    EXHIBIT 99.2

Company Press Release

Satyam Infoway Limited Releases Consolidated US GAAP Results for the Fiscal Quarter Ended June 30, 2000

Strong Growth in Revenue Demonstrates Continuing Market Leadership

CHENNAI, India--(BUSINESS WIRE)--July 11, 2000-- Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier Internet and e-commerce company released today its consolidated US GAAP results for the fiscal quarter ended 30th June 2000.

SIFY continued to record strong growth in revenue by posting a top line revenue of Rs 321.7 million this quarter.

The revenues of this quarter are four times that of the corresponding quarter of the previous year. Revenues for the quarter ended 30th June 2000 were Rs 321.7 million ($ 7.2 million) as compared to Rs 80.8 million ($ 1.8 million) for the quarter ended 30th June, 1999.

The Company's Internet access business had more than 200,000 subscribers as of end of 30th June, 2000 (as compared to 61,860 subscribers as of 30th June, 1999) recording a growth of 223%. SIFY started its Internet access business in November 1998 and at present offers the access services in 44 locations, covering more than 220 cities and approximately 90% of the estimated base of installed Personal Computers (PC) in India.

Subscribers to Internet Access

The online portal business recorded 80 million page views in the month of June 2000 (including the various channels of www.indiaworld.co.in) as against 6 million page views in the same quarter last year. The company's site has attracted advertising from leading players including Priceline.com, PeopleSoft, Citibank, Coca-Cola India, Compaq, McDowell, ICICI Direct, Templeton Asset Management, and Zurich India, among others.

The Corporate Services Business continued to grow and presently has approximately 550 customers.

The company contained its loss before interest, depreciation, amortization and tax at Rs 119.2 million ($ 2.7 million). The net loss was Rs. 178.3 million ($
4.0 million) or Rs.8.02 ($ 0.18) per equity share. Each equity share is represented by four (4) American Depositary Shares, or ADSs.

SIFY's new initiatives during the quarter to consolidate its market leadership included the following:

-- SIFY launched unlimited Internet access at an affordable price, nation-wide for the first time.
-- SIFY announced a strategic investment in and partnership with Cricinfo limited, London.
-- SIFY introduced www.15to21.com, an exciting portal for youth, by the youth, with an aim to provide a forum to understand and express the needs, desires and aspirations of youth, using the Internet as a medium.
-- SIFY entered into an agreement with America Online to offer co-branded version of AOL instant messenger(TM) service.
--  SIFY entered into an agreement with Broadvision Inc.
    (Nasdaq:BVSN - news), the leader in personalized e-business applications to help develop, adapt, sell and support BroadVision's world leading suite of personalised Internet application software.
    Satyam Infoway becomes BroadVision's first reseller of its wide range of One-To-One(TM) software application solutions in India.
--  SIFY launched Satyamfax, the first Internet Protocol (IP)-based

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    fax service in India. This service is in technical association with Singapore Telecom, a world-class provider of domestic, international and mobile telecommunications.
-- SIFY partnered with Plasticscommerce of Singapore, the world's leading plastics portal company, to launch www.Satyamplastics.com, a portal for the Plastics Industry in India with Indian content and a window to www.plasticcommerce.com.
--  SIFY announced a partnership with Verisign Inc. USA. to provide
    Digital Certificate and Public Key Infrastructure (PKI) services to India.
-- SIFY partnered with Critical Path, Inc. (Nasdaq:CPTH - news), to provide advanced Internet messaging solutions to the emerging Indian market.
-- SIFY extended its partnership with SterlingCommerce to offer internet-based procurement to consumers through an E-Market
    Place-Sterling Commerce's comprehensive, integrated Internet-based information centre.

The US GAAP financial results for the quarter ended 30th June 2000 described above also reflect the consolidation of the results of IndiaWorld Communications from and after November 29, 1999 based on the 24.5% interest the company had in IndiaWorld during the quarter. Effective June 30, 2000, we completed the IndiaWorld acquisition by acquiring the remaining 75.5% stake in IndiaWorld in a part cash and part stock transaction.

About SIFY

Satyam Infoway Limited (Nasdaq:SIFY - news) is the second largest national provider of Internet access and Internet services to consumers and businesses in India. As of June 2000, Satyam Infoway has more than 200,000 consumer Internet subscribers. The Company's network presently serves 44 locations, covering more than 220 cities throughout India. The products of Satyam Infoway include consumer Internet access services, on-line portal and content offerings and corporate network and technology services. Satyam Infoway has the distinction of being the first ISP in India to be awarded the ISO 9002 for customer satisfaction. Over 500 corporations use Satyam Infoway's business-to-business products and services. UUNet Technologies, Sterling Commerce and Open Market are some of Satyam Infoway's strategic partners. SIFY's portal (including IndiaWorld websites) registered an aggregate of 80 million page views in June 2000.

This press release contains forward-looking statements within the meaning of
Section 27- A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks related to our Business" in Satyam Infoway's Report on Form 20-F for the year ended March 31,2000 which has been filed with the Securities and Exchange Commission. This report is available at www.sec.gov

Contact:
  Satyam Infoway Ltd.
  Mr. R. Ramaraj, (+ 91 44) 435 3221
  Mr. George Zacharias, (+ 91 44) 435 3221
  Mr. T. R. Santhanakrishnan, (+ 91 44) 435 3221